Dykema Gossett PLLC

Suite 300

39577 Woodward Avenue

Bloomfield Hills, Michigan 48304

WWW.DYKEMA.COM

Tel: (248) 203-0700

Fax: (248) 203-0763

D. Richard McDonald

Direct Dial: (248) 203-0859

Email: DRMCDONALD@DYKEMA.COM

November 14, 2011

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 3, 2011 Form 8-K filed on October 17, 2011 File No. 000-22903

Dear Mr. Krikorian:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s second comment letter dated October 17, 2011 with respect to the Company’s Form 10-K For the Fiscal Year Ended December 31, 2010, filed on March 3, 2011. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Capitalized terms not defined in this letter have the meanings assigned to them in Form 10-K for the Fiscal Year Ended December 31, 2010.

Form 10-K for the Year Ended December 31, 2010

Part II

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.	Based on your response to prior comment 2, it appears that approximately 90% of your cash, cash equivalents and short term investments are held by foreign subsidiaries. Due to the significance of these amounts and the possible impact on liquidity at the parent company level, in future filings please disclose the amounts of cash, cash equivalents and short-term investments held outside of the United States, including amounts held in India, or any other country where a material amount of your liquidity is located.

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Mr. Stephen Krikorian

November 14, 2011

As requested, the Company will disclose in future filings the amount of cash, cash equivalents and short term investments held outside the United States. We note that the Company included such disclosure in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 which was filed with the Commission on November 4, 2011.

2.	We note your statement, in response to prior comment 2, that “the sentence in the current MD&A regarding theoretical cost of repatriation is gratuitous and may be confusing to readers” and that you plan to exclude it in future filings. Given the significance of the potential liability and the size of your foreign liquid assets, this disclosure is not “gratuitous,” and should not be excluded. We refer you to Item 3039a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. Please confirm that you will not exclude this disclosure in future filings.

The Company confirms that it will not exclude in future Form 10-K filings the current disclosure regarding the theoretical cost of repatriation.

Results of Operations

Comparison of Years Ended December 31, 2010 and 2009

KPO Revenues, page 2

3.	Refer to prior comment 3. We reissue our comment in part. We note that by letter agreement on June 1, 2010 that the shareholders agreement of the joint venture between you and an affiliate of State Street Bank was completed. Your disclosure also indicates that the reduction in KPO fees reduced revenue in the year ended December 31, 2010. Tell us the nature and amounts of the eight credits to be paid in installments from June 2010 to March 2012.

As indicated in our previous response, the June 1, 2010 letter agreement with an affiliate of State Street Bank was filed as exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. The information requested constitutes commercial or financial information that is privileged or confidential and subject to an Order Granting Confidential Treatment Under the Securities Exchange Act of 1934, dated August 24, 2010 (CF No. 25540). Nevertheless, the information is being voluntarily furnished under separate cover accompanied by a request that the information not be disclosed pursuant to a request under the Freedom of Information Act, 5 U.S.C. 552, and Rule 83 of the Commission’s Regulation Concerning Information and Requests 17 C.F.R. 200.83.

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Mr. Stephen Krikorian

November 14, 2011

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 28, 2011)

Compensation Discussion and Analysis

Determining Executive Compensation, page 8

4.	We note that your response to comment 4 does not state how compensation paid to your named executive officers in fiscal 2010 compared to the peer group. Please tell us in your response how the compensation paid in that year compared to the peer group you have identified, that is, whether it was on par with, below, or above that of the peer and if below or above the peer group, by what measure. Please confirm that you will provide disclosure to this effect in future filings, as applicable.

1The average total compensation paid to peer group positions similar to Mr. Desai was $7,953,419 (more than thirty (31) times the total compensation paid to Mr. Desai). Mr. Desai as a principal owner of the Company has refused bonus and equity awards as part of his compensation. Mr. Desai is U.S. based.The average total compensation paid to peer group positions similar to Mr. Ranade was $6,247,732 (more than thirty (30%) percent higher than the total compensation paid to Mr. Ranade). Mr. Ranade’s initial Company compensation was set when Mr. Ranade was U.S. based. Upon request of the Company, Mr. Ranade has relocated and is currently India-based. The average total compensation paid to peer group positions similar to Mr. Godbole was $2,375,681 (more than three hundred seventy six (376%) percent higher than the total compensation paid to Mr. Godbole). Mr. Godbole is India-based. Restricting the comparison to India-based CFO positions within the peer group, the average total compensation paid to peer group positions similar to Mr. Godbole was $573,500 (more than nine (9%) percent lower than the total compensation paid to Mr. Godbole). The average total compensation paid to peer group positions similar to Mr. Khanna was $2,551,744 (more than three hundred ten (310%) percent higher than the total compensation paid to Mr. Khanna). Mr. Khanna is India-based. Restricting the comparison to India-based similar positions within the peer group, the average total compensation paid to peer group positions similar to Mr. Khanna was $1,097,354 (more than twenty four (24%) percent higher than the total compensation paid to Mr. Khanna). The average total compensation paid to peer group positions similar to Mr. Jain was $2,551,744

[1]

The total compensation amounts contained in the Company proxy for Company named executive officers include amounts for stock awards which represent the aggregate grant date fair value of awards granted during the year, computed in accordance with Accounting Standards Codification 718, Compensation-Stock Compensation (“ASC 718”). The assumptions used in this valuation are disclosed in Note 12 to Syntel’s audited financial statements for the fiscal year ended December 31, 2010, included in Syntel’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. These amounts reflect Syntel’s accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

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Mr. Stephen Krikorian

November 14, 2011

(more than three hundred eight one (381%) percent higher than the total compensation paid to Mr. Jain). Mr. Jain is U.S. based. The average total compensation paid to peer group positions similar to Mr. Moore was $1,548,451 (more than two hundred fifty one (251%) percent higher than the total compensation paid to Mr. Moore). Mr. Moore is U.S. based.

The Company confirms that it will provide such peer group comparison disclosure in future filings, as applicable.

Base Salary, page 9

5.	You indicate in your response to prior comment 9 that you do not disclose specific individual targets and performance against those targets due to competitive harm concerns. Instruction 4 to Item 402(b) of Regulation S-K permits the omission of specific target levels; however, disclosure regarding the nature of the metrics used to award compensation is required disclosure. It does not appear, therefore, that you may omit entirely from your discussion the individual performance metrics upon which compensation is determined. Please include in your response a discussion, on an individualized basis, of the material elements of performance that were taken into consideration by the compensation committee in awarding compensation to your NEOs. Such discussion may omit specific target levels to the extent they involve confidential trade secrets, commercial or financial information, the disclosure of which would cause you competitive harm. However, your discussion should explain how the elements of performance considered resulted in the specific amount of compensation awarded. In addition, where target levels are omitted, you must discuss how difficult it will be for each of the NEOs or how likely it will be for you to achieve the undisclosed individual targets. Please provide the information requested and confirm your understanding.

In reviewing base salaries for named executive officers, the Committee considered local market conditions, Market Data, the named executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the named executive officers for 2010 had satisfactorily performed against their prior year individual objectives. For Mr. Ranade, his individual objectives included Company revenue, Company EPS and the Compensation Committee’s first hand evaluation of Mr. Ranade’s ability to quickly acclimate as a new CEO joining mid-year and to keep the Company performing at a high level without significant executive turnover during the remainder of the calendar year of his joining as CEO. For Mr. Godbole, his individual objectives included Company revenue, Company EPS, finance and tax compliance, LEAN initiatives improving Company performance and savings costs, mitigating financial risk and obtaining tax refunds. For Mr. Moore, his individual objectives included Company revenue, Company EPS, global compliance, LEAN initiatives improving Company performance and savings costs, managing litigation risk and performing administrative duties. For Mr. Khanna, his individual objectives included his business unit revenue, increasing gross margin within his business unit, Company EPS, delivery excellence within his business unit, LEAN initiatives improving Company performance and savings costs, client satisfaction and employee satisfaction. For Mr. Jain, his individual objectives included

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Mr. Stephen Krikorian

November 14, 2011

his business unit revenue, increasing gross margin within his business unit, Company EPS, delivery excellence within his business unit, LEAN initiatives improving Company performance and savings costs, client satisfaction and employee satisfaction. 2010 financial metrics and qualitative objectives were at a record high in 2010 despite challenging local market conditions. This excellent performance and Market Data showing the named executive officer’s overall compensation as less than some of the Company’s competitors increased the perceived risk of the named executive officers being recruited away from the Company by competitors. All of these factors were considered by the Compensation Committee in increasing base compensation for the named executive officers.

The Company confirms its understanding of the matters described in this comment.

STIP, page 10

6.	In response to comment 12 you have indicated that Mr. Ranade did not have specific qualitative objectives set by the Compensation Committee. However, your disclosure in the Definitive Proxy Statement indicates on page 10 that the compensation committee set Mr. Ranade’s target 2010 STIP at $252,356 for 100% achievement of objectives and that 20% of that amount was based on individual qualitative objectives et by the Board. To the extent individual qualitative objectives were set for Mr. Ranade, we reissue prior comment 12. If you conclude that no such objectives were set for Mr. Ranade, please provide an explanation.

The reference in the definitive proxy statement to 2010 qualitative objectives for Mr. Ranade was not as articulate as it could have been. As indicated in our response to comment 12 of the Staff’s first comment letter, Mr. Ranade was brought into the Company as the new CEO in mid-2010, had companywide revenue and EPS targets established as disclosed in our previous response but did not have specific qualitative objectives set by the Compensation Committee. The Compensation Committee understood that it would be working more closely with the new CEO during the remainder of the year and that it would evaluate the CEO’s individual qualitative performance based on this firsthand experience of the new CEO’s ability to quickly acclimate as a new CEO joining mid-year and to keep the Company performing at a high level without significant executive turnover during the remainder of the calendar year of his joining as CEO. The Compensation Committee did not provide specific written qualitative objectives similar to the other named executive officers in 2010. However, the Compensation Committee has given the CEO specific written qualitative objectives for 2011 that will be disclosed in next year’s proxy along with the specific written qualitative objectives for the other named executive officers.

7.	We reissue prior comment 14 in part. Please clarify whether awards may be granted under the short-term incentive plan if none of the targets are achieved. In addition, tell us whether awards may be granted if the targets are not met but are nearly achieved, for example, at the 90% level.

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Mr. Stephen Krikorian

November 14, 2011

For Company and Business Unit revenue objectives and for Company EPS objectives, a performance of 90% of target would earn a zero payout. For individual qualitative objectives comprising 20% of total target bonus, the Compensation Committee assigned a qualitative grade A+ (stellar) through E (failing). Payout on qualitative objectives at A+ was 100% of the 20%. Payout at a grade of A was 90% of the 20%. Payout at a grade of B was 75% of the 20%. Payout at a grade of C was 50% of the 20%. Payout at a grade of D was 25% of the 20%. Payout at a grade of E was zero.

Form 8-K filed on October 17, 2011

8.	Refer to the second paragraph of your press release dated October 17, 2011. We note the arbitration proceeding with your former client that arose out of a 2004 engagement. Your response should provide a narrative summary of events in chronological order, including the amount demanded and the amount for which the matter was resolved. Please tell if, and where, in your prior filings, you disclosed the existence of this proceeding. In this regard, indicate how your disclosures have complied with ASC 450-20-50.

The arbitration proceeding arose out of client project that was started in 2004. Work stopped on that project in 2006. Arbitration was not initiated until 2008. The arbitration was not previously disclosed because the amount of the claim for damages did not exceed 10 percent of the Company’s current assets as provided in Instruction 2 to Item 103 of Regulation SK in the case of legal proceedings. In addition, with respect to Item 303 of Regulation SK, the Company did not believe that the arbitration was reasonably likely at any time to have a material effect on its financial condition or results of operations. Moreover, every quarter since 2006 the arbitration matter was discussed with the Company’s external arbitration counsel and as a result of this consultation, the Company determined that a loss was remote and that further no loss in the matter could be reasonably estimated under ASC 450-20-50. The decision not to disclose a matter after making the determination that a loss was remote and that no loss in the matter could be reasonably estimated complied with ASC 450-20-50. The final resolution of the arbitration was an unexpected outcome. The settlement terms of the arbitration proceeding are subject to a confidentiality agreement. However, the settlement resulted in a onetime expense of net $12.6 million and an increase in revenue of approximately $0.96 million. The disclosure of such amounts was included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 which was filed with the Commission on November 4, 2011.

***

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Mr. Stephen Krikorian

November 14, 2011

Please feel free to call me at (248) 203-0859 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc:     Daniel M. Moore

BH01\1417721.6

ID\DRM—076623/0012

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